Filed by Pentair, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pentair, Inc.

Registration Number: 333-181250

On July 20, 2012, Pentair, Inc. began to make the following available to all of its employees: (1) The New Pentair Story slide deck, (2) Integration & Standardization Team (IST) Planning Update and (3) video of Randall J. Hogan.

CORPORATE PENTAIR AND TYCO FLOW CONTROL MERGER THE NEW PENTAIR STORY FOR INTERNAL USE ONLY - DO NOT DISTRIBUTE EXTERNALLY CORPORATE July 2012

PENTAIR
THE NEW PENTAIR STORY
2 2
THE NEW PENTAIR STORY
AN EXCITING MOMENT FOR US
“We are creating an even
stronger company with the
scale to capitalize on further
growth opportunities and
the ability to better serve
our global customers...”
– Randy Hogan, Chairman and CEO

PENTAIR
INDUSTRIES

BAYARD

PENTAIR

tyco Flow Control

Welcome to
PEAVEY
PAPER MILLS
ADMINISTRATIVE
& SALES
OFFICES
MILL
PRODUCTION OFFICES
EMPLOYMENT OFFICES
SHIPPING & RECEIVING

Ernst Schmiedi
DORTMUND

PENTAIR THE NEW PENTAIR STORY THE NEW PENTAIR STORY 3 A HERITAGE OF SUCCESS

PENTAIR
THE NEW PENTAIR STORY
OUR VISION
To be a diversified industrial
growth company…a global
enterprise
and responsible
citizen known for operational
excellence, innovation,
top talent and growth through
serving customers well…
PENTAIR
THE NEW PENTAIR STORY

Growth
ROIC
Cash Flow
Margin Expansion
Technology
PIMS
Sustainable Innovation
Fast Growth Regions
Delivering Shareholder Value

PENTAIR
THE NEW PENTAIR STORY THE NEW PENTAIR STORY
5
CLEAR VISION, CONSISTENT STRATEGY
We deliver on our priorities by…
•
Investing in innovative technology
and
application expertise
•
Innovating around scarcity, energy efficiency
and sustainability
•
Continuing to build scale in fast growth
regions
•
Taking Pentair’s Integrated Management
System (PIMS)
to the next level
THE NEW PENTAIR STORY

STRATEGIC PRIORITIES:
Innovation
Operating
Excellence
Global
Growth

PENTAIR
THE NEW PENTAIR STORY
BOTH COMPANIES HAVE SIMILAR VALUES

THE NEW PENTAIR STORY
Win Right.
EXCELLENCE
•
Higher performance; rewards for
results
•
Clear goals; engaged leadership
ACCOUNTABILITY
•
Accountability
TEAMWORK
•
Respect for the individual and the
environment
•
Candor; pragmatic, open style
•
Speed
INTEGRITY
•
Absolute integrity

PENTAIR
THE NEW PENTAIR STORY
BETTER TOGETHER
THE NEW PENTAIR STORY

MORE GLOBAL, MORE
DIVERSE, MORE
OPPORTUNITIES
POSITIONED TO LEAD
IN FAST GROWTH
MARKETS
SOLUTIONS FOCUSED
A Global Leader In Water Flow
and Filtration Applications
A Global Leader In Equipment
Protection Solutions
An Emerging Presence In Industrial
Fluid Procession Solutions
A Disciplined and Efficient
Organization
Financially Strong
Building a Global Presence
Strong Regional Leader In Water
and Environmental Solutions
A Global Leader In Industrial
Heat Management Solutions
A Global Leader In Industrial
Valves and Controls
A Disciplined and Efficient
Organization
Financially Strong
Broad Global Reach

PENTAIR THE NEW PENTAIR STORY MORE GLOBAL, MORE DIVERSE, MORE OPPORTUNITIES 8 PENTAIR 8 THE NEW PENTAIR STORY 90+ SERVICE CENTERS 30,000 EMPLOYEES 100+ MANUFACTURING FACILITIES

PENTAIR
THE NEW PENTAIR STORY
POSITIONED TO LEAD IN FAST GROWTH MARKETS
THE NEW PENTAIR STORY

4+ billion reaching middle
class globally
Increased needs and wants of
developing countries
Desire for a higher quality of life
…HAS CREATED
NEW OPPORTUNITIES
Together, we will be better able to serve a
diverse set of customers
Driving infrastructure,
energy and water demands
A GROWING POPULATION
WITH INCREASING WEALTH…

PENTAIR
THE NEW PENTAIR STORY
DELIVERED BY EIGHT GBU’S
THE NEW PENTAIR STORY

Valves &
Controls
Flow
Technologies
Process
Technologies
Aquatic
Systems
Water &
Environmental
Systems
Water
Purification
Technical
Products
Thermal
Controls

PENTAIR
THE NEW PENTAIR STORY
IMMEDIATE OPPORTUNITIES TO WIN
THE NEW PENTAIR STORY

CROSS-SELLING AND DISTRIBUTION
OPPORTUNITIES ACROSS THE
NEW PENTAIR
Within Pentair and through our combined
channels:  Protective Enclosures, Thermal,
Valves and Controls, Process Technologies,
Water Purification, Flow Technologies, Water
and Environmental Systems and Aquatic
Systems
EXPANDED SERVICE CAPABILITIES
TO MORE FREQUENTLY ENGAGE
WITH CUSTOMERS
Tyco Flow Control’s 90+ service centers and
1,100+ service technicians provide the
foundation for future growth and expanded
service capabilities
GREATER PRESENCE IN
FAST GROWTH REGIONS
Stronger global footprint and
product offerings to better
serve emerging  markets
TECHNOLOGY INNOVATION AND
CUSTOMER REACH SYNERGIES
Pentair’s filtration and flow technology with
Tyco Flow Control’s global and customer reach
Tyco Flow Control’s valves, controls and
thermal technology with Pentair’s channel and
customer reach

PENTAIR
THE NEW PENTAIR STORY
STRONGER IN THE FUTURE
THE NEW PENTAIR STORY

Enhanced financial strength
Strong balance sheet for growth
Diverse businesses for less cyclical performance
A dynamic new organization to foster
innovation and collaboration
Sophisticated systems
Stronger, more global R&D model
Increased opportunities for employees to
learn and grow
Tremendous global opportunities
Commitment to your development

PENTAIR
THE NEW PENTAIR STORY
WHERE WE ARE IN THE JOURNEY
PENTAIR AND TYCO
FLOW CONTROL
MERGER ANNOUNCED
An estimated $8 billion global
company with the resources,
capabilities and financial
strength to be leader in the
market
THE NEW PENTAIR STORY

Be Excited about the Future; Focus Your Current Commitments
FOCUSED INTEGRATION
PLANNING IS
ALREADY UNDERWAY
Already implemented
a world-class integration
process with a dedicated
team focused on three
key objectives:
– Ensuring business continuity
for Day One
– Position the new Pentair for
growth and operating
efficiency
– Implement PIMS and continue
to improve processes
MERGER
ANTICIPATED TO
CLOSE BY END OF
SEPTEMBER 2012
Pending key approvals,
New Pentair will be open
for business
by this fall!

PENTAIR
THE NEW PENTAIR STORY
WIN RIGHT!

This exciting combination
creates opportunities
for all of us…
…we will begin to
prepare while balancing
our current commitments
to our customers
PENTAIR
THE NEW PENTAIR STORY

PENTAIR
THE NEW PENTAIR STORY
FORWARD-LOOKING STATEMENTS
Caution Concerning Forward-Looking Statements
This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-
looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger,  Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts.  Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”,
“strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements.  These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change.  Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair's or Tyco Flow’s operations; Pentair’s and
Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk
Factors”.   Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.
Additional Information
The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the Merger. On May 8,
2012, Tyco Flow filed with the SEC a registration statement on Form S-1 containing a preliminary prospectus and Tyco filed with the SEC a preliminary proxy statement regarding the
Distribution. The preliminary proxy statement/prospectus regarding the Merger, the preliminary prospectus regarding the Distribution and the Tyco preliminary proxy statement are available free of charge on the SEC’s website at www.sec.gov. Pentair plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Merger and Tyco plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Distribution. Shareholders are urged to read the Form S-4 containing the preliminary proxy statement/prospectus, the Form S-1 containing the preliminary prospectus and the Tyco preliminary proxy statement, which are available now, and the Form S-4 containing the definitive proxy statement/prospectus regarding the Merger, the Form S-1 containing the definitive prospectus regarding the Distribution and the Tyco definitive proxy statement and any other relevant documents when they become available, because they will contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions.  The definitive proxy statement/prospectus relating to the Merger, the definitive prospectus relating to the Distribution, the Tyco definitive proxy statement and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from
Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.
Participants in the Solicitation
Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended
December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and
Tyco Flow’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus relating to the Merger, which was filed with the SEC on May 8, 2012. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and Tyco’s preliminary proxy statement, which was filed with the SEC on May 8, 2012. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available.

MEMORANDUM

DATE:	June 1, 2012

TO:	Pentair and Tyco Flow Control Employees

FROM:	Todd Gleason, President – Integration & Standardization

SUBJECT:	Integration & Standardization Team (IST) Update

A little over a month ago, Chairman and CEO Randy Hogan announced the formation of the Integration & Standardization Team (IST) for the upcoming merger of the Pentair and Tyco Flow Control businesses. Since that announcement, a significant amount of progress has occurred. This is the first in a regular series of communications you will receive in order to keep you informed of the progress.

While certain integration activities began immediately, the bulk of the effort started a few weeks after the initial March 28th announcement. Over the past six weeks we assembled the IST teams (see page 2), began initial planning activities and held a three day “IST Leadership Kick-off Event” in Minneapolis on May 16th – 18th. This kick-off event was attended by approximately 80 leaders from both companies as we sought to create awareness and alignment with respect to critical IST objectives – which are outlined below:

1)	Day One Readiness: First and foremost we must make certain that on “Day One” our businesses are not disrupted. Business continuity is critical for our customers, our shareholders and of course for you – our employees.

2)	Cost & Growth Synergies: Our goal is to achieve significant cost and growth synergies by 2015. A large portion of the expected savings should result from combining corporate structures and securing tax synergies. After the merger, we will also drive sourcing redundancy and productivity savings in every function. Additionally, as we combine the two companies, we will evaluate potential revenue growth opportunities that should result from things like increased business scale and cross-selling opportunities.

3)	Standardization: Last but not least, we will be driving standardization across the combined organization using the Pentair Integrated Management System (PIMS) as a foundation. We will discuss PIMS in more detail in future communications. That said, as we plan standardization activities we also look forward to bolstering PIMS with some of Tyco Flow Control’s leading processes. And, for business processes not incorporated in PIMS, we will be looking for the “best practices” across both companies to ensure those are being adopted quickly.

To manage our pursuit of these objectives, we assembled a team of talented business leaders and incorporated a strong governance model, as follows:

•	Steering Committee: Provides oversight and ultimate governance of the integration and standardization efforts. The steering committee comprises executive leadership from Pentair and Tyco Flow Control.

•	Randy Hogan, Pentair Chairman and CEO

•	Mike Schrock, Pentair President and COO

•	John Stauch, Pentair Executive Vice President & CFO

•	Fred Koury, Pentair, Senior Vice President, Human Resources

•	Angela Lageson, Pentair Senior Vice President, General Counsel and Secretary

•	Patrick Decker, Tyco Flow Control President

•	IST Program Management: Provides key leadership of IST resources and activities, ensuring we stay within budget and driving performance toward our objectives.

•	Todd Gleason, Pentair President of Integration & Standardization

•	Lee Amram, Tyco Vice President, Mergers & Acquisitions and IST Liaison

•	Lexy Wikenheiser, Pentair Vice President, IST Finance

•	JoAnn Malz, Pentair Director, IST Program Management

•	Eric Dettmer, Pentair Vice President, IST Human Resources

•	Marybeth Thorsgaard, Pentair Vice President of Communications

•	IST Key Functional Leadership: Drives activities specific to key functional areas and leads the “sub-functions” within each. Each Pentair functional lead has a counterpart at Tyco Flow Control.

Function	Pentair Functional Lead
Finance	Tony Sellers
Accounting	Randy Wacker
IT	Paul Samadani
Legal	Jason Stokes
Human Resources	Eric Dettmer
Ops, Sourcing & Facilities	Tom Pettit
Tax	Julie Flaherty
Treasury	Terri Scherber
Risk Management	Tom Gratz
Growth	Jerome Pedretti
Communications	Marybeth Thorsgaard
Engineering	Phil Rolchigo

In all there are approximately 50 people that are (or will be) heavily involved in key IST processes. You may be wondering “what role do I play in this process?” At times, you may be asked to assist or participate in integration and standardization activities. If you are, we would appreciate you helping to champion this effort by cooperating with the request or work that is needed. Please keep in mind, however, that actual integration will not begin until after closing, and prior to closing Pentair and Tyco Flow Control must continue to operate as separate businesses and to compete independently of the other.

We look forward to providing regular, timely updates so that you understand how the merger activities impact your businesses and functions.

Thank you for your support.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

THIS COMMUNICATION MAY CONTAIN CERTAIN STATEMENTS ABOUT PENTAIR, INC. (“PENTAIR”), TYCO FLOW CONTROL INTERNATIONAL LTD. (“TYCO FLOW”) AND TYCO INTERNATIONAL LTD. (“TYCO”) THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE MAY INCLUDE STATEMENTS ABOUT THE EXPECTED EFFECTS ON PENTAIR, TYCO FLOW AND TYCO OF THE PROPOSED MERGER OF PENTAIR AND TYCO FLOW (THE “MERGER”), THE ANTICIPATED TIMING AND BENEFITS OF THE MERGER, PENTAIR’S AND TYCO FLOW’S ANTICIPATED STANDALONE OR COMBINED FINANCIAL RESULTS AND ALL OTHER STATEMENTS IN THIS DOCUMENT OTHER THAN HISTORICAL FACTS. WITHOUT LIMITATION, ANY STATEMENTS PRECEDED OR FOLLOWED BY OR THAT INCLUDE THE WORDS “TARGETS”, “PLANS”, “BELIEVES”, “EXPECTS”, “INTENDS”, “WILL”, “LIKELY”, “MAY”, “ANTICIPATES”, “ESTIMATES”, “PROJECTS”, “SHOULD”, “WOULD”, “EXPECT”, “POSITIONED”, “STRATEGY”, “FUTURE” OR WORDS, PHRASES OR TERMS OF SIMILAR SUBSTANCE OR THE NEGATIVE THEREOF, ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF PENTAIR, TYCO FLOW AND TYCO (AS THE CASE MAY BE) AND ARE SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. IN ADDITION, THESE STATEMENTS ARE BASED ON A NUMBER OF ASSUMPTIONS THAT ARE SUBJECT TO CHANGE. SUCH RISKS, UNCERTAINTIES AND ASSUMPTIONS INCLUDE: THE SATISFACTION OF THE CONDITIONS TO THE MERGER AND OTHER RISKS RELATED TO THE COMPLETION OF THE MERGER AND ACTIONS RELATED THERETO; PENTAIR’S AND TYCO’S ABILITY TO COMPLETE THE MERGER ON ANTICIPATED TERMS AND SCHEDULE, INCLUDING THE ABILITY TO OBTAIN SHAREHOLDER OR REGULATORY APPROVALS OF THE MERGER AND RELATED TRANSACTIONS; RISKS RELATING TO ANY UNFORESEEN LIABILITIES OF PENTAIR OR TYCO FLOW; FUTURE CAPITAL EXPENDITURES, EXPENSES, REVENUES, EARNINGS, SYNERGIES, ECONOMIC PERFORMANCE, INDEBTEDNESS, FINANCIAL CONDITION, LOSSES AND FUTURE PROSPECTS; BUSINESS AND MANAGEMENT STRATEGIES AND THE EXPANSION AND GROWTH OF PENTAIR’S OR TYCO FLOW’S OPERATIONS; PENTAIR’S AND TYCO FLOW’S ABILITY TO INTEGRATE SUCCESSFULLY AFTER THE MERGER AND ACHIEVE ANTICIPATED SYNERGIES; THE EFFECTS OF GOVERNMENT REGULATION ON PENTAIR’S OR TYCO FLOW’S BUSINESSES; THE RISK THAT DISRUPTIONS FROM THE TRANSACTION WILL HARM PENTAIR’S OR TYCO FLOW’S BUSINESS; PENTAIR’S, TYCO FLOW’S AND TYCO’S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS GENERALLY; AND OTHER FACTORS DETAILED IN PENTAIR’S AND TYCO’S REPORTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), INCLUDING THEIR ANNUAL REPORTS ON FORM 10-K UNDER THE CAPTION “RISK FACTORS”. FORWARD-LOOKING STATEMENTS INCLUDED HEREIN ARE MADE AS

OF THE DATE HEREOF, AND NONE OF PENTAIR, TYCO FLOW OR TYCO UNDERTAKES ANY OBLIGATION TO UPDATE PUBLICLY SUCH STATEMENTS TO REFLECT SUBSEQUENT EVENTS OR CIRCUMSTANCES.

ADDITIONAL INFORMATION

THE MERGER WILL BE SUBMITTED TO A VOTE OF PENTAIR SHAREHOLDERS AND THE PROPOSED DISTRIBUTION OF TYCO FLOW TO TYCO SHAREHOLDERS (THE “DISTRIBUTION”) WILL BE SUBMITTED TO A VOTE OF TYCO SHAREHOLDERS. ON MAY 8, 2012, TYCO FLOW FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4, CONTAINING A PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER. ON MAY 8, 2012, TYCO FLOW FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-1, CONTAINING A PRELIMINARY PROSPECTUS AND TYCO FILED WITH THE SEC A PRELIMINARY PROXY STATEMENT, REGARDING THE DISTRIBUTION. THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, THE PRELIMINARY PROSPECTUS REGARDING THE DISTRIBUTION AND THE TYCO PRELIMINARY PROXY STATEMENT ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. PENTAIR PLANS TO FILE WITH THE SEC AND MAIL TO ITS SHAREHOLDERS A DEFINITIVE PROXY STATEMENT REGARDING THE MERGER AND TYCO PLANS TO FILE WITH THE SEC AND MAIL TO ITS SHAREHOLDERS A DEFINITIVE PROXY STATEMENT REGARDING THE DISTRIBUTION. SHAREHOLDERS ARE URGED TO READ THE FORM S-4 CONTAINING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE FORM S-1 CONTAINING THE PRELIMINARY PROSPECTUS AND THE TYCO PRELIMINARY PROXY STATEMENT, WHICH ARE AVAILABLE NOW, AND THE FORM S-4 CONTAINING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, THE FORM S-1 CONTAINING THE DEFINITIVE PROSPECTUS REGARDING THE DISTRIBUTION AND THE TYCO DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENTAIR, TYCO AND TYCO FLOW AND THE PROPOSED TRANSACTIONS. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS RELATING TO THE MERGER, THE DEFINITIVE PROSPECTUS RELATING TO THE DISTRIBUTION, THE TYCO DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (WHEN THEY ARE AVAILABLE) CAN BE OBTAINED FREE OF CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV. THESE DOCUMENTS (WHEN THEY ARE AVAILABLE) CAN ALSO BE OBTAINED FREE OF CHARGE FROM PENTAIR UPON WRITTEN REQUEST TO INVESTOR RELATIONS DEPARTMENT, PENTAIR, INC., 5500 WAYZATA BLVD., SUITE 800, MINNEAPOLIS, MN, 55416, OR BY CALLING (763) 545-1730 OR FROM TYCO OR TYCO FLOW UPON WRITTEN REQUEST TO INVESTOR RELATIONS DEPARTMENT, TYCO INTERNATIONAL LTD., 9 ROSZEL ROAD, PRINCETON, NJ, 08540, OR BY CALLING (609) 720-4200.

PARTICIPANTS IN THE SOLICITATION

PENTAIR AND TYCO AND CERTAIN OF THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION UNDER THE RULES OF THE SEC. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF

PENTAIR MAY BE FOUND IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011 FILED WITH THE SEC ON FEBRUARY 21, 2012, THE DEFINITIVE PROXY STATEMENT RELATING TO ITS 2012 ANNUAL MEETING OF SHAREHOLDERS FILED WITH THE SEC ON MARCH 9, 2012 AND TYCO FLOW’S REGISTRATION STATEMENT ON FORM S-4 CONTAINING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS RELATING TO THE MERGER, WHICH WAS FILED WITH THE SEC ON MAY 8, 2012. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF TYCO MAY BE FOUND IN ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2011 FILED WITH THE SEC ON NOVEMBER 16, 2011, THE DEFINITIVE PROXY STATEMENT RELATING TO ITS 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS FILED WITH THE SEC ON JANUARY 13, 2012 AND TYCO’S PRELIMINARY PROXY STATEMENT, WHICH WAS FILED WITH THE SEC ON MAY 8, 2012. THESE DOCUMENTS CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THESE PARTICIPANTS WILL ALSO BE INCLUDED IN THE DEFINITIVE PROXY STATEMENTS WHEN IT BECOMES AVAILABLE.

Transcript of Randy Hogan Video to Employees on July 20, 2012

This is truly an exciting time for all of us at Pentair. With the pending merger of Tyco Flow Control, we will be creating an even stronger company with the scale to capitalize on further growth opportunities and the ability to better serve our global customers.

I know many of you have questions. Our goal is to provide consistent, clear and updated communication to you on a regular basis. In order to do that in real time, we have launched a new microsite called “Merger Me” which will house all current information about the merger and integration process.

This site, which can be accessed off of The Well’s home page, will contain a regularly updated list of frequently asked questions with a feedback loop. It also will feature:

•	Information about what’s changing and, importantly, what’s not changing with respect to policies, procedures and how we run our company.

•	Also, it will contain tools to help you stay up to date on the planned merger and the exciting opportunities ahead.

I’m asking you to take advantage of the information available here and learn about the exciting opportunity ahead for us and how you can play a role in that. I also encourage you to use the feedback feature on the site to let us know what type of additional information would be helpful, along with any specific questions you may have. We are committed to providing you with the information you need. The site is dynamic and will be updated whenever there is new information to share.

I am confident about our strategy, the power of combining these two companies, and how together, we’ll be strong from the start and even stronger in the future. Check it out. There’s lots to be excited about.

Thank you and win right.

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair’s or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information

The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-4, as subsequently amended, containing a preliminary proxy statement/prospectus regarding the Merger. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-1, as subsequently amended, containing a preliminary prospectus and Tyco filed with the SEC a preliminary proxy statement, as subsequently amended, regarding the Distribution. The preliminary proxy statement/prospectus regarding the Merger, the preliminary prospectus regarding the Distribution and the Tyco preliminary proxy statement are available free of charge on the SEC’s website at www.sec.gov. Pentair plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Merger and Tyco plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Distribution. Shareholders are urged to read the Form S-4 containing the preliminary proxy statement/prospectus, the Form S-1 containing the preliminary prospectus and the Tyco preliminary proxy statement, which are available now, and the Form S-4 containing the definitive proxy statement/prospectus regarding the Merger, the Form S-1 containing the definitive prospectus regarding the Distribution and the Tyco definitive proxy statement and any other relevant documents when they become available, because they will contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions. The definitive proxy statement/prospectus relating to the Merger, the definitive prospectus relating to the Distribution, the Tyco definitive proxy statement and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416,

or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.

Participants in the Solicitation

Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and Tyco Flow’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus relating to the Merger, which was filed with the SEC on May 8, 2012, as subsequently amended. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and Tyco’s preliminary proxy statement, which was filed with the SEC on May 8, 2012, as subsequently amended. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available.